ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
4 November to 17 December 2008

17 December 2008

Retirement of Robert B. Catell as Executive Director of National Grid and appointment as Non Executive Director

National Grid plc today announces that Robert B. Catell will retire as an Executive Director of the Company on 31 March 2009. He will continue as a Non Executive Director and Deputy Chairman of the Company as well as non executive Chairman of National Grid USA until the conclusion of the Company’s Annual General Meeting on 27 July 2009.

Mr Catell joined the Board of National Grid on 25 September 2007 following the completion of the acquisition of KeySpan Corporation, where he was its chairman and chief executive officer.

Steve Holliday, Chief Executive, said:

“I would like to thank Bob for his invaluable support following the acquisition of KeySpan. He has helped us successfully integrate our US businesses and influenced how we take forward our relationships with customers, regulators and other stakeholders. I look forward to working with him in his changed role until he leaves next summer.“

Contacts:

National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447(m)
Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740(m)
Brunswick: Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

16 December 2008

National Grid plc (‘National Grid’)

Directors’ Interests
—

Sir John Parker, Chairman of National Grid, yesterday, Monday 15 December, received confirmation from his investment manager; who purchased on his behalf £13,000 worth of National Grid plc 5.5% debt instruments due July 2013, at 96.1%, on 8 December 2008.

His interest in National Grid plc ordinary shares remains unchanged.

15th December 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 7,962 shares held in Treasury were transferred to share scheme participants, earlier today, 15th December 2008. Following this change, National Grid plc’s registered capital at 15 December 2008 consists of 2,581,974,851 ordinary shares, of which 153,699,022 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,275,829 shares with voting rights.

The figure of 2,428,275,829 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (‘National Grid ‘)

12th December 2008

National Grid Financial Timetable
for the year ending 31 March 2010

National Grid plc’s interim dividend 2008/09 of 12.64p per share will be paid on 21 January 2009. Following that, National Grid’s Financial Timetable is currently scheduled as follows:

5 February 2009	Interim Management Statement

14 May 2009	2008/9 preliminary results *

3 June 2009	Ordinary shares go ex-dividend

5 June 2009	Record date for 2008/09 final dividend

June 2009	Annual Report posted to shareholders*

8 July 2009	DRIP election date for 2008/09 final dividend

27 July 2009	Annual General Meeting. International Convention Centre, Birmingham. And Interim Management Statement

19 August 2009	2008/09 final dividend paid to qualifying ordinary shareholders

19 November 2009	2009/10 half year results

2 December 2009	Ordinary shares go ex-dividend

4 December 2009	Record date for 2009/10 interim Dividend.

4 December 2009	DRIP election date for 2009/10 interim dividend

20 January 2010	2009/10 interim dividend paid to qualifying ordinary shareholders

• Documents made available on the National Grid website (www.ngrid.com)
—
Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (“NG”)

9th December 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 45,093 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on Monday 8th December at a price of 630.9922 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	20 Ordinary Shares

Steven Holliday	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	490,187 Ordinary Shares

Steven Holliday	1,037,563 Ordinary Shares

— —

Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; in addition to his holding above, a further 16,440 ordinary shares are beneficially held by his partner.

Monday 8th December 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 2,678 shares held in Treasury were transferred to share scheme participants, on Friday, 5 December 2008. Following this change, National Grid plc’s registered capital at 5 December 2008 consists of 2,581,974,851 ordinary shares, of which 153,706,984 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,267,867 shares with voting rights.

The figure of 2,428,267,867 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc

4th December 2008

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Yesterday, 3rd December 2008, Bob Catell purchased a further 2,000 ADRs in the US at $45.57 each (equivalent to 10,000 ordinary shares).

This takes his total interest to 69,455 ADRs (equivalent to 347,275 ordinary shares- comprised of options over 317,275 shares and a total of 30,000 held beneficially).

—
Contact: D C Forward
Assistant Secretary
0207 004 3226

3 December 2008
National Grid plc (National Grid)

Notification of Directors’ Interests

Special Retention Award Plan

On 29 November 2007, Tom King was granted an award over 35,487 National Grid American Depositary Shares (“ADS”s) under the National Grid Special Retention Award Plan (the “Plan”). This award was calculated by reference to a share price of $84.5360 per ADS and is to vest in three equal tranches on 29 November in 2008, 2009 and 2010 respectively. The ADSs below are being transferred to Mr King in accordance with the rules of the Plan.
On 29 November 2008 the first tranche of the award over 11,829 ADSs became due for release. On 2 December 2008 the trustee notified the Company that Mr King will meet any US statutory deductions and therefore he retains all 11,829 ADSs following their release to him, effective Monday 1 December.
Following this release his total interest remains unchanged at 96,435 ADSs (equivalent to 482,175 National Grid ordinary shares).
—
Contact: R Kerner, Assistant Secretary (0207 004 3223)

Monday 1st December 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s capital as of 30 November 2008 consisted of 2,581,974,851 ordinary shares, of which 153,709,662 were purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,265,189 shares with voting rights.

The figure of 2,428,265,189 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

27 November 2008

National Grid plc (‘National Grid’)

Directors’ Share Purchase
—

Sir John Parker, Chairman of National Grid, today purchased a further 4,000 National Grid ordinary shares at 655.46p per share.

This takes his total holding to 81,246 ordinary shares.

24 November 2008
National Grid plc (NG)
—
Directors’ Share Purchase

We have been notified that Nick Winser, Executive Director of NG, today acquired an interest in a further 2,000 NG ordinary shares, purchased by his spouse at a price of 661.5 pence per share.
This transaction increases his total interest to 631,299 NG ordinary shares.

17th November 2008

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 8,477 shares held in Treasury were transferred to share scheme participants, earlier today, 17 November 2008. Following this change, National Grid plc’s registered capital at 17 November 2008 consists of 2,581,927,989 ordinary shares, of which 153,709,662 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,218,327 shares with voting rights.

The figure of 2,428,218,327 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Monday 10th November 2008

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 40,031 NG ordinary shares under the scheme was confirmed by the Trustee last Friday, the shares having been purchased in the market on Friday 7th November, at a price of 706.4331 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	18 Ordinary Shares

Steven Holliday	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	490,167 Ordinary Shares

Steven Holliday	1,037,543 Ordinary Shares

—

Contact: R Kerner, Assistant Secretary – Share Schemes — (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; in addition to his holding above, a further 16,420 ordinary shares are beneficially held by his partner.